UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-32525

A.                           Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERIPRISE FINANCIAL 401(k) PLAN

B.                             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERIPRISE FINANCIAL, INC.

55 Ameriprise Financial Center

Minneapolis, MN  55474

Ameriprise Financial 401(k) Plan

Form 11-K

For the year ended December 31, 2007

Ameriprise Financial 401(k) Plan

Financial Statements and Supplemental Schedules

As of December 31, 2007 and 2006
and for the years ended December 31, 2007 and 2006
and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Employee Benefits Administration Committee
Ameriprise Financial, Inc.

We have audited the accompanying statements of net assets available for benefits of the Ameriprise Financial 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007 and delinquent deposits of participant contributions for the years ended December 31, 2007 and 2006 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 25, 2008

Ameriprise Financial 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments:
Investments at fair value:
Mutual funds	$407,813,200	$273,756,931
Collective investment funds	183,715,331	208,287,184
Ameriprise Financial Stock Fund	76,519,895	60,632,795
American Express Company Stock Fund	—	156,771,878
Self-Managed Brokerage Account	132,883,853	87,631,820
Income Fund:
Investment contracts	74,935,343	80,028,195
Other income fund investments	5,211,101	7,218,879
Participant loans	19,594,095	18,805,370
Total investments at fair value	900,672,818	893,133,052
Adjust investment contracts to contract value	(754,540)	728,979
Total investments	899,918,278	893,862,031

Receivables:
Investment income	10,408	16,705
Due from brokers	438,410	—
Employer contributions	11,685,157	20,397,060
Total assets	912,052,253	914,275,796

Liabilities	1,351,176	804,219
Payable for securities purchased

Net assets available for benefits	$910,701,077	$913,471,577

See notes to financial statements.

Ameriprise Financial 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2007	2006
Contributions:
Employer	$31,710,460	$32,977,736
Participant	44,655,081	39,788,549
Participant rollovers or transfers	2,920,152	4,551,644
Total contributions	79,285,693	77,317,929

Investment income:
Interest and dividends	33,223,028	31,524,192
Interest on participant loans	1,252,807	1,071,661
Net realized/unrealized appreciation (depreciation):
Mutual funds	(8,701,699)	15,664,730
Collective investment funds	18,622,700	26,167,980
Ameriprise Financial Stock Fund	(348,743)	13,146,641
American Express Company Stock Fund	(10,618,107)	26,243,057
Self-Managed Brokerage Account	(963,866)	4,689,817
Income Fund	4,223,889	300,117
Total net realized/unrealized appreciation	2,214,174	86,212,342
Total investment income	36,690,009	118,808,195

Total contributions and investment income	115,975,702	196,126,124

Withdrawal payments	(118,746,202)	(86,286,113)

Net increase (decrease) in net assets available for benefits	(2,770,500)	109,840,011

Net assets available for benefits at beginning of year	913,471,577	803,631,566

Net assets available for benefits at end of year	$910,701,077	$913,471,577

See notes to financial statements.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

General

The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan and are eligible to receive Company contributions on the first full pay period after completing 60 days of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan.

Administration

Ameriprise Trust Company (“ATC”), a wholly-owned subsidiary of Ameriprise Financial, Inc., was the trustee and recordkeeper of the Plan through March 31, 2007. Effective April 1, 2007, the 401(k) Investment Committee changed its Plan trustee and recordkeeper from ATC to Wachovia Bank, National Association (“Wachovia”). Wachovia was the trustee and recordkeeper of the Plan as of December 31, 2007. The Plan is administered by the Company’s Employee Benefits Administration Committee (“EBAC”). The Company’s 401(k) Investment Committee selects the investment options offered to participants under the Plan and directs the manner in which investment options unique to the Plan are invested. Members of the EBAC and members of the 401(k) Investment Committee are determined based upon job title as specified in the Plan.

Plan Fees and Expenses

Fees, commissions, and other charges and expenses that are attributable to administering the Plan are paid from the Trust, unless paid by the Company. The Company currently pays a portion of the cost of administering the Plan, including fees of the auditors, counsel and certain investment managers.

The majority of the cost of administering the Plan, including fees of the trustee, recordkeeper, and investment managers, are paid from the fees associated with the investment options offered under the Plan. In addition, expenses related to investment of the 401(k) Plan funds, for example, brokerage commissions, stock transfer or other taxes and charges incurred for the purchase or sale of the funds’ investments, are generally paid out of the applicable fund. Fees paid out of the fund reduce the return of that fund. The Participant pays for fees and expenses of the Self-Managed Brokerage Account (“SMBA”).

Contributions

The Plan currently provides for the following contributions:

Elective Contributions

Each pay period, participants may make before-tax, Roth 401(k), and after-tax (up to 10% of base salary), contributions, or a combination of any of the three, not to exceed 80% of their base salary to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2007

limitation (adjusted annually for cost of living increases) on participants’ before-tax contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. This limit per the Code was $15,500 for employees under age 50 and $20,500 for employees over age 50 for 2007. The Plan complied with nondiscrimination requirements under the Code for 2007.

Fixed Match Contributions

On the first full pay period following completion of 60 days of service, the Company matches participants’ before-tax and/or Roth 401(k) contributions biweekly on a dollar for dollar basis up to 3% of base salary. Effective January 1, 2007, Company Matching Contributions were replaced with Fixed Match Contributions. Total Fixed Match and Company Matching Contributions for the plan years ended December 31, 2007 and 2006 were $14,449,559 and $11,876,911, respectively.

Profit Sharing Contributions

Effective January 1, 2007, the discretionary Company Profit Sharing Contribution was replaced with the Variable Match Contribution. For the 2006 plan year and prior, upon completion of one year of service, additional Company contributions of 0-7% of the participants’ base salary could be made annually at the Company’s discretion based, in part, on the Company’s performance. Participants must have been employed on the last working day of the plan year (or be disabled under the terms of the Plan) to be eligible for any Profit Sharing Contributions made for that plan year. Contributions to eligible employees were made regardless of whether the employee contributed to the Plan. Profit Sharing Contributions were 4.5% of eligible base salary earned in 2006. The final Profit Sharing Contribution for 2006 of $16,757,966, net of forfeitures of $2,200,000, was made in March 2007.

Variable Match Contributions

The Company may make an annual discretionary Variable Match Contribution of 0% to 200% of participants’ Fixed Match Contributions. Variable Match Contributions for any plan year are based primarily on Company performance. Participants must have completed 60 days of service and be employed on the last business day of the plan year (or if disabled and have received Fixed Match Contributions for the plan year) to be eligible for any Variable Match Contribution. The amount of the Variable Match Contributions for any plan year is determined at the sole discretion of the Board of Directors of the Company. There is no assurance that Variable Match Contributions will be made to the Plan for any particular plan year. The total Variable Match Contribution for 2007 of $11,678,439, net of forfeitures of $1,766,185, was made in February 2008.

Company Stock Contributions

On the first full pay period following completion of 60 days of service, the Company contributes 1% of base salary biweekly regardless of whether the eligible employee contributes to the Plan. This contribution is invested in the Ameriprise Financial Stock Fund. However, participants are allowed to immediately transfer their balance among the other investment options. Total Company Stock Contributions for the plan years ended December 31, 2007 and 2006 were $5,571,498 and $4,436,323, respectively.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2007

1. Description of the Plan (continued)

Limit on Contributions

For purposes of the Plan, base salary is a participants’ regular cash compensation up to $225,000 in 2007 before tax deductions and certain other withholdings. Base salary does not include bonuses, overtime, commissions and certain other amounts.

Rollover Contributions

A rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not eligible for Company contributions.

Transfer of Account Balances

Participants may initiate a transfer of their existing account balances on any business day the New York Stock Exchange is open, with the exception of the SMBA. The SMBA has a minimum initial transfer of $3,000 and additional increments of at least $500.

Vesting

Participants are immediately vested in their before-tax, Roth 401(k), after-tax contributions, rollovers and income and appreciation on the foregoing. Prior to January 1, 2007, Company Matching Contributions, Company Stock Contributions and income and appreciation thereon were immediately vested. Profit Sharing Contributions and income and appreciation thereon, are fully vested after five years of service, upon retiring at or after attaining age 65, upon becoming disabled or at death. Effective January 1, 2007, Fixed Match, Variable Match and Company Stock Contributions are vested on a five-year graded schedule of 20% per year of service with the Company or if the participant retires at or after age 65, becomes disabled or dies.  Company Profit Sharing, Fixed Match, Variable Match and Company Stock Contributions not vested at the time of termination of employment are forfeited and used to reduce future Company contributions. Forfeitures for the plan years ended December 31, 2007 and 2006 were $1,903,467 and $1,698,350, respectively.

Tax Deferrals

As long as the Plan remains qualified and the related Trust (the “Trust”) remains tax exempt, amounts invested in the Plan through participant and Company contributions and rollovers, as well as the income and appreciation on such amounts, are not subject to federal income tax until distributed to the participant.

Distributions and Withdrawals

If employment ends, participants are eligible to receive a distribution of their vested account balance. Participants (or their beneficiaries) may elect to receive their accounts as a single lump-sum distribution in cash, whole shares of Ameriprise Financial, Inc. common shares, mutual funds shares held under the SMBA, or a combination of cash and shares. A participant may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2007

1. Description of the Plan (continued)

Loan Program

The EBAC has the power to establish, interpret and administer a uniform and nondiscriminatory loan program which the trustee must observe in making loans, if any, to active participants and other parties in interest. Such individuals shall be eligible for loans pursuant to such uniform and nondiscriminatory loan program. Such loan program shall be evidenced by a written document separate from the Plan and Trust.

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50 percent of their account balance. Loan terms range from up to 59 months or up to 359 months if the loan is used towards the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of the prime rate as reported in the Wall Street Journal on the first business day of the month before the date the loan is originated. Principal and interest payments will be deducted automatically from the participant’s pay each period. If the participant’s service with the Company ends for any reason, the entire principal and interest of any outstanding loan will be immediately due and payable within 45 days. A loan will be considered in default if payments are not received by the Plan within 90 days following the date payment is due under the note. Loans not repaid within that timeframe will be reported as taxable distributions.

2. Significant Accounting Policies

Valuation of Investments

Investments in mutual funds (including those held in SMBAs) and collective investment funds are valued at the closing net asset values of the funds on the last business day of the plan year. Investments in Ameriprise Financial, Inc. common shares are valued at the last quoted sales price on the New York Stock Exchange on the last business day of the plan year. The income fund primarily consists of investment contracts, which are fully benefit-responsive. Investment contracts are carried at contract value, which represents the face amount of the contract plus interest at the contract rate. Defined contribution pension plans are required to also report the fair value of investment contracts; therefore, a reconciliation is presented on the Statements of Net Assets Available for Benefits between the fair value and contract value. Participant loan accounts are valued at cost, which approximates fair value.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2007

2. Significant Accounting Policies (continued)

Other

Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose.

The accompanying financial statements have been prepared on the accrual basis of accounting and include the use of management estimates in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

3. Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The provisions of SFAS 157 are required to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied, except for certain financial instruments as defined in SFAS 157 which will require retrospective application of SFAS 157. Effective January 1, 2008, the Plan adopted SFAS 157, which the Company does not expect to have a material effect on the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The Plan adopted the provisions of the FSP at December 31, 2006.

As described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Contract value represents the face amount of the contract plus accrued interest at the contract rate.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2007

4. Investments

Investment Elections

A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions or transfer existing account balances on any business day the New York Stock Exchange is open, with the exception of the SMBA. The SMBA has a minimum initial transfer of $3,000 and additional increments of at least $500. Future contributions cannot be made directly to the SMBA.

Investment Options

A summary of investment options at December 31, 2007 is set forth below:

Mutual Funds – The “RiverSource® Funds” – the RiverSource Diversified Bond Fund, RiverSource Balanced Fund, RiverSource Retirement Plus 2010 Fund, RiverSource Retirement Plus 2015 Fund, RiverSource Retirement Plus 2020 Fund, RiverSource Retirement Plus 2025 Fund, RiverSource Retirement Plus 2030 Fund, RiverSource Retirement Plus 2035 Fund, RiverSource Retirement Plus 2040 Fund, RiverSource Retirement Plus 2045 Fund, RiverSource Mid Cap Value Fund, RiverSource Diversified Equity Income Fund and RiverSource Disciplined Equity Fund, – are mutual funds offered to the general public. Each of the RiverSource Funds is managed by RiverSource Investments, LLC a wholly-owned subsidiary of the Company. James Small Cap Fund is managed by James Investment Research. Alger Small Cap Growth Institutional Fund is managed by Alger Group.

Collective Investment Funds – The RiverSource Trust Equity Index Fund III is a collective fund, managed by Ameriprise Trust Company. Wellington Trust Mid Cap Growth Portfolio and Wellington Trust Large Cap Growth Portfolio are managed by Wellington Management Company LLP. AllianceBernstein International Style Blend Collective Fund is managed by AllianceBernstein LP.

Ameriprise Financial Stock Fund – Is considered to be an Employee Stock Ownership Plan (“ESOP”). The Fund invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.

Self-Managed Brokerage Account (Mutual Funds only) – The SMBA gives participants the freedom to invest in a wide variety of mutual funds in addition to the other aforementioned investment options. Participants are provided a list of over 900 mutual funds to make choices and investment selections of their own design.

Income Fund – Invests primarily in various investment contracts, directly or indirectly, offered by the U.S. Government, insurance companies or other financial institutions. See Note 5 for a more comprehensive discussion of investment contracts. Ameriprise Trust Company is the investment manager for the Income Fund. The fund also invests in the RiverSource Trust Money Market Fund I (which invests primarily in short-term debt instruments), the RiverSource Government Income Fund (which invests primarily in U.S. Treasury, Agency and mortgage-backed securities) and the RiverSource Trust Stable Capital Fund I (which invests primarily in a diversified pool of high quality bonds together with book value contracts of varying maturity, sizes and yields). The goal of these funds is to maximize current income consistent with the preservation of principal.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2007

At December 31, 2007 and 2006, investments with a fair value representing 5% or more of the Plan’s net assets available for benefits were as follows:

Description	Number of Shares	Cost	Fair Value

2007

Common Shares
Ameriprise Financial, Inc.	1,352,225	$58,908,082	$74,520,727

Collective Funds
Wellington Trust Fund Mid Cap Growth	3,894,878	$40,393,937	$47,751,201
AllianceBernstein International	6,631,406	$69,080,402	$81,433,670
RiverSource Trust Equity Index Fund III	1,151,818	$41,376,319	$48,364,827

Mutual Funds
RiverSource Disciplined Equity	18,141,378	$125,359,889	$125,901,164

2006

Common Shares
American Express Company	2,558,011	$122,660,399	$155,194,527
Ameriprise Financial, Inc.	1,080,950	$40,771,518	$58,911,775

Collective Funds
Wellington Trust Fund Mid Cap Growth	4,346,806	$43,595,428	$48,859,029
AllianceBernstein International	6,343,524	$63,520,354	$69,465,169

Mutual Funds
RiverSource Disciplined Equity	19,687,126	$135,184,720	$138,059,774

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2007

5. Investment Contracts

Investment contracts are comprised of both an investment and a contractual component. The investment component consists of collective investment funds and a pooled portfolio of actively managed fixed income securities owned by the Fund, referred to as the Covered Assets. The Fund enters into wrapper agreements (the contractual component) with third-parties, generally insurance companies or banks, to protect the Covered Assets from adverse interest rate movements. Under the agreements, the third-party is obligated to provide sufficient funds to cover participant benefit withdrawals and investment transfers regardless of the market value of the Covered Assets. While the agreements protect the Fund against interest rate risk, the Fund is still exposed to default risk if issuers of Covered Assets default on payment of interest or principal.

The fair value for traditional investment contracts was estimated based upon discounting future cash flows under the contract at current interest rates for similar investments with comparable terms. The fair value for synthetic contracts was estimated based on the market values of the underlying securities. Related wrap instruments for synthetic contracts were valued based on the present value of future fee payments attributable to each wrapper. Contracts with maturities of one year or less were valued at contract value, which approximates fair value. This valuation is made in accordance with Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments” and does not necessarily reflect the value that would be realized as a result of premature liquidation of the contracts.

Certain events may limit the ability of the Fund to transact at contract value with the contract issuers for participant benefit payments or investment transfers. One possible event would be a request by the Company to terminate or partially terminate the Plan. Another possible event would be a request by Wachovia to terminate a contract at market value. Neither of these events is probable.

Certain events may allow the issuer to terminate a fully benefit-responsive investment contract and settle at an amount different from contract value. Such events are not probable but may include the termination of the Plan or the trust holding the Fund assets, the replacement of the trustee of the Fund without the consent of the wrapper provider, a breach of the contract terms by a counterparty, or a legal or regulatory event such as an adverse ruling by a regulatory agency.

The crediting rate of an investment contract is the rate at which the Fund will recognize income on Covered Assets. The rate is tied to the performance and duration of the Covered Assets and is generally reset quarterly. The weighted average crediting rates on investment contracts was 5.11% and 4.84% at December 31, 2007, and 2006, respectively. The average yield on investment contracts was 7.21% and 4.80% for 2007 and 2006, respectively.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2007

6. Risks and Uncertainties

The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated December 11, 2007 to the effect the Plan is qualified under the Code and the Trust established under the Plan is tax exempt and the Plan satisfies the requirement of Code section 4975(e)(7) as an Employee Stock Ownership Plan (“ESOP”).  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Company believes the Plan is operated in compliance with the applicable requirements of the Code and, therefore believes the Plan is qualified and the related trust is tax exempt and the Plan satisfies the requirements of 4975(e)(7).

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$910,701,077	$913,471,577
Deemed distributions of participant loans	(224,702)	(228,676)
Difference between contract value and fair value of investment contracts	754,540	(728,979)
Net assets available for benefits per Form 5500	$911,230,915	$912,513,922

Ameriprise Financial 401(k) Plan

SUPPLEMENTAL SCHEDULES

Ameriprise Financial 401(k) Plan

Schedule H, Line 4a – Delinquent Deposits of Participant Contributions

Year Ended December 31, 2007

Name of Plan Sponsor:	Ameriprise Financial, Inc.
Employer Identification Number:	13-3180631
Three-Digit Plan Number:	001

Participant Contributions of the 2006 Plan Year Not Deposited Into the Plan Within the Time Period Described in 29 CFR 2510.3-102 (Line 4a of Schedule H)	$2,217
Less: Amount fully corrected consistent with the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	(2,217)
Delinquent Deposits of Participant Contributions Constituting Non-exempt Prohibited Transactions	$—
Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29 CFR 2510.3-102 (Line 4a of Schedule H)	$74
Less: Amount fully corrected consistent with the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	(74)
Delinquent Deposits of Participant Contributions Constituting Non-exempt Prohibited Transactions	$—

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Name of Plan Sponsor:	Ameriprise Financial, Inc.
Employer Identification Number:	13-3180631
Three-Digit Plan Number:	001

Identity of Issue, Borrower, Lessor, or Similar Party	Number of Shares / Units or Face Amount	Current Value

Mutual Funds –
RiverSource Diversified Bond Fund*	5,349,836	$26,892,021
RiverSource Balanced Fund*	2,738,036	30,118,395
RiverSource Retirement Plus 2010*	818,875	8,115,055
RiverSource Retirement Plus 2015*	1,942,730	19,738,136
RiverSource Retirement Plus 2020*	2,417,877	24,468,910
RiverSource Retirement Plus 2025*	2,903,768	29,560,354
RiverSource Retirement Plus 2030*	2,702,720	27,675,851
RiverSource Retirement Plus 2035*	1,808,954	18,324,702
RiverSource Retirement Plus 2040*	1,098,392	11,016,861
RiverSource Retirement Plus 2045*	756,402	7,685,047
RiverSource Mid Cap Value Fund*	1,354,266	12,635,297
RiverSource Diversified Equity Income Fund*	1,754,683	21,915,996
RiverSource Disciplined Equity Fund*	18,141,378	125,901,164
James Small Cap Fund	992,949	21,695,941
Alger Small Cap Fund	774,096	22,069,470
Total Mutual Funds		407,813,200

Collective Investment Funds –
RiverSource Trust Equity Index Fund III*	1,151,818	48,364,827
Wellington Trust Mid Cap Growth Portfolio	3,894,878	47,751,201
Wellington Trust Large Cap Growth Portfolio	380,595	6,165,633
AllianceBernstein International	6,631,406	81,433,670
Total Collective Investment Funds		183,715,331

Ameriprise Financial Stock Fund –
Evergreen Money Market Fund*	1,999,168	1,999,168
Ameriprise Financial, Inc. Common Shares*	1,352,225	74,520,727
Total Ameriprise Financial Stock Fund		76,519,895

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Number of Shares/Units or Face Amount	Current Value

Self-Managed Brokerage Account		132,883,853

Income Fund –
RiverSource Trust Money Market Fund I*	9,049,291	9,049,291
RiverSource Government Income Fund*	185,941	4,314,205
RiverSource Trust Stable Capital Fund I*	126,952	2,858,567
U.S. Government Obligations:
FNMA TBA 5.5% 1/1/31	1,500,000	1,498,125
FNMA 15YR TBA 6.00%	600,000	613,875
FNMA 30YR TBA 6.00%	5,250,000	5,332,005
FHLMC GOLD #E92454 5.00% 1/01/17	148,564	148,927
FHLMC GOLD #E97248 5.00% 6/01/18	135,678	136,027
FHLMC GOLD #E99565 5.50% 9/01/18	209,052	211,941
FHLMC GOLD #E99595 5.50% 10/01/18	109,066	110,653
FHLMC (NON GOLD) ARM #1J0614 5.72% 9/01/37	324,922	330,907
FGOLD 30YR 6.00% 9/1/37	491,834	494,811
FGOLD 10 YR #G12100 5.00% 5/1/16	160,290	161,388
FHLMC GOLD #G12141	861,136	847,042
FHLMC GOLD #QQQ	1,084,095	1,100,284
FHLMC NON-GOLD ARM #1J1396	525,080	533,252
FHLMC (NON-GOLD) ARM #1G2450	657,925	668,798
FHLMC (NON-GOLD) ARM #1G2598	506,917	517,738
FHLMC #G10559 GOLD 7.00%	14,653	15,151
FHLMC #G10561 GOLD 7.00%	16,002	16,546
FHLMC #C66537	51,045	53,601
FHLMC #C66594	42,826	45,021
FHLMC 15YR #E00546 5.50%	30,142	30,517
FHLMC GOLD #E00593	38,873	39,371
FHLMC GOLD #B12280	131,253	133,066
FED Home LN Bank 4.625% 1/18/08	390,000	390,051
FHLB 5.25% 2/13/08	720,000	720,479
FED Home Loan MTG CORP	255,000	257,828
FED Home Loan MTG CORP 10/22/10	330,000	336,553
FHLMC #E20124 GOLD	5,424	5,569
FHLMC 2403-DA	109,892	110,431
FHLMC 3.875% 6/15/08	130,000	129,752

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Number of Shares/Units or Face Amount	Current Value

Income Fund (continued) –
FHLMC #780514 ARM	106,936	107,032
FNMA Benchmark 4.50% 10/15/08	1,266,000	1,270,047
FNMA 10/28/08	813,000	820,329
FNMA #190517	1,666	1,679
FNMA #190888	13,962	14,103
FNMA #250800 7.50%	16,621	17,222
FNMA #252016	28,574	30,135
FNMA 15YR #252260 6.00%	56,011	57,424
FNMA #254187	35,087	35,040
FNMA #254190	7,326	7,400
FNMA #254757	47,718	47,904
FNMA #254774	65,235	66,738
FNMA #255488	186,975	192,099
FNMA #323812 6% 7/1/29	1,150,462	1,175,893
FNMA #357264	1,142,411	1,163,876
FNMA #357324	592,799	579,882
FNMA #360800	291,378	294,076
FNMA #387357	486,746	495,970
FNMA #387549	435,341	433,499
FNMA #433679	92,363	94,279
FNMA #462237	295,413	305,803
FNMA #535003	46,885	48,832
FNMA #535219	36,722	38,351
FNMA #535802	56,882	59,243
FNMA #545874	127,536	132,079
FNMA #555432	845,455	846,082
FNMA #555528	458,754	467,373
FNMA #555531	769,353	769,923
FNMA #635227	154,624	160,071
FNMA #635894	39,227	40,764
FNMA #636030	68,992	71,532
FNMA #638210	34,125	35,560
FNMA #640996	57,032	60,711
FNMA #646456	241,129	253,860
FNMA #647989	312,877	329,396
FNMA #648349	165,732	170,084
FNMA #653145	129,432	132,835
FNMA ARM #654285	74,863	76,238
FNMA #659930	743,686	757,659
FNMA #667787	99,254	100,729
FNMA #670891	221,659	224,918

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Number of Shares/Units or Face Amount	Current Value

Income Fund (continued) –
FNMA 2002-W10 A3	334	334
FNMA 2003-W11 A1	2,433	2,452
FNMA #200394	102,797	102,721
FHLMC 2617 HD	150,079	155,999
FNMA 2003-W19-1A6	575,000	583,059
FNMA 2003-133 GB	47,710	50,622
FHLMC_2641	130,153	135,794
FNMA 2004-W3 A15	162,930	163,030
FNMA 2004-60 PA	252,664	256,468
FHLMC 2657 NT	65,987	65,869
FHLMC 2672 NT	110,632	110,442
FHLMC 2662 DB	45,545	45,461
FHLMC 2726 AG	3,279	3,273
FHLMC 2750 DB	206,302	206,037
FHLMC 2770 ON	362,001	355,173
FHLMC 2843-BA	153,881	154,546
FHLMC 2907-AG	195,819	194,494
FHLMC 3154-AN	575,000	576,444
FHMS 2006-K1-A2	494,302	506,969
FNMA #682229 5.5% 3/1/33	608,813	609,897
FNMA #683387	841,260	841,884
FNMA #695838	130,362	132,389
FNMA #699883	833,227	833,845
FNMA #702427	225,972	226,586
FNMA #703937	34,037	34,542
FNMA #704265	876,760	877,410
FNMA #705304	158,035	159,124
FNMA #720399	173,849	176,474
FNMA #720422	113,899	115,628
FEDERAL NATL MTG ASSN GTD MTG PASS	562,444	572,281
FNMA #725090	153,371	153,385
FNMA #725232	900,771	880,237
FNMA #725284	81,624	84,996
FNMA #725425	158,415	158,611
FNMA #725773	819,923	819,968
FNMA #725815	324,293	329,965
FNMA #735841 4.50% 11/01/19	295,903	291,030
FNMA #740843	98,241	98,501
FNMA #741897	205,765	201,075
FNMA #745563	264,089	264,285
FNMA #745629	465,303	469,640

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Number of Shares/Units or Face Amount	Current Value

Income Fund (continued) –
FNMA #747019	105,438	105,685
FNMA #754297	81,342	80,927
FNMA #759123	114,789	113,408
FNMA #761141	499,685	500,934
FNMA #763578	813,716	827,433
FNMA #764082	179,783	181,246
FNMA #764156	141,574	141,749
FNMA #766731	733,485	716,479
FNMA #780582	170,650	171,520
FNMA #785506	1,482,233	1,447,868
FNMA ARM #786628	117,163	118,668
FNMA #794787	170,537	170,624
FNMA ARM #799769	136,550	137,692
FNMA ARM #801344	152,384	153,170
FNMA #804303	1,025,680	1,025,737
FNMA #22092 5.5% 9/1/34	356,689	356,953
FNMA #809534 5.09% 2/01/35	206,401	208,351
FNMA ARM #815264	276,795	279,697
FNMA 10/1 HYBRID ARM 5.1% 8/1/35	467,441	469,287
FNMA ARM #820545	337,625	339,236
FNMA ARM #826908	367,568	363,560
FNMA #844705	455,096	465,449
FNMA #844816	219,234	224,700
FNMA ARM #847988	466,359	473,807
FNMA ARM #849082	327,204	332,863
FNMA ARM #849170	346,318	352,932
FNMA #865689	376,862	384,403
FNMA #865818	425,904	431,960
FNMA ARM #866097	285,692	293,175
FNMA #871091	987,309	1,014,996
FNMA ARM #872753	142,669	145,293
FNMA #883267	314,350	325,031
FNMA #886054	231,067	241,087
FNMA ARM #887096	354,125	357,071
FNMA #888414	955,608	932,934
FNMA ARM #902818	228,621	235,082
FNMA #920874	869,105	893,477
FNMA #923744	461,625	470,921
Federal NATL MTG ASSN GTD MTG PASS THRU CTF POOL NBR 0928771	675,249	712,553
GNMA 2006-32-A	623,215	627,339

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Number of Shares/Units or Face Amount	Current Value
Income Fund (continued) –
GNMA 2006-30-A	830,579	822,735
GNMA 2004-60 A	574,161	568,546
U.S. TREASURY NOTE 4.125% 8/15/08	335,000	336,413
UST INFLATION INDEX 4/15/12	1,485,000	1,584,681
U.S. TREASURY NTS DEB 3.125% 11/30/09	660,000	660,722
FHLMC CMO 6.085% 9/25/29	55,352	55,237
Federal Home Loan Bank	2,640,000	2,651,598
Fed Home Loan	695,000	694,980
FNMA 2004-W10 A23	210,812	210,257

Accrued Income and Wrappers:
Synthetic Accrued Income		374,089
AIG Wrapper		18,889
Bank of America Wrapper		17,167
UBS Wrapper		15,803
State Street Wrapper		12,310
RBC II Wrapper		7,898
IXIS Wrapper		13,498
RBC I Wrapper		6,522
Rabobank Wrapper		14,492
JP Morgan Chase Wrapper		15,992
Pacific Life Wrapper		15,044
Met Life Wrapper		11,997
Monumental V Wrapper		7,798
Monumental II Wrapper		5,097
Total Income Fund		80,146,444

Loans to Participants*
Various, 4.0% – 9.5%, due 1/07 – 10/36		19,594,095
Less: Deemed distributions		(224,702)
Net participant loans		19,369,393

Assets Held at End of Year per Form 5500		$900,448,116

* Indicates Party-in-interest

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL 401(k) PLAN

By	/s/ Michelle Rudlong
Michelle Rudlong
Delegate
Employee Benefits Administration Committee

Date:  June 25, 2008

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.